002

Direct telephone 020 7280 7109
Fax No: 020 7280 7112
E
-mail: Terry.skippen@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington,
DC 20549

Ladies and Gentlemen,

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours sincerely,

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

By:
Name: Terry Skippen
Title: Assistant Secretary

Enc.

SEC MAIL PROCESSING
RECEIVED
FEB 04 2003
WASH. D.C. 155 SECTION

19 December 2002

Direct telephone 020 7280 7109
Fax No: 020 7280 7112
E-mail: Terry.skippen@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington,
DC 20549

Ladies and Gentlemen,

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to
Rule 12g3-2(b) under the
Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours sincerely,

L Schaffer

pp For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

By:
Name: Terry Skippen
Title: Assistant Secretary

Enc.

82 - 5188

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	16	11	2002
† Date of Birth	12	03	1958

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Richard Henry

Surname: Meddings

Previous forename(s): Previous surname(s):

Usual residential address: Slip Mill, Slip Mill Rd, Hawkhurst

Post town: Cranbrook Postcode: TN18 5AB

County / Region: Kent Country: ENGLAND

† Nationality: British † Business occupation: DIRECTOR

† Other directorships (additional space next page): SEE ATTACHED SCHEDULE

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 16.11.02

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16.11.02

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SHARON O'DONOVAN, STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE LONDON, EC2V 7SB Tel 020 7 280 7110

DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number	ZC18
† Other directorships	

† Directors only.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Name RICHARD HENRY MEDDINGS

Company Name	Resignation
BARCLAYS CAPITAL FINANCE LIMITED	12/03/1998
BARCLAYS DIRECTORS LIMITED	14/11/2002
BZW LIMITED	01/12/1997
EBBGATE HOLDINGS LIMITED	12/03/1998
LITTLEWOODS PERSONAL FINANCE LIMITED	20/12/2000
WOOLWICH PENSION FUND TRUST COMPANY LIMITED	14/11/2002
WOOLWICH PLC	25/10/2000

82-5188

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	966425
Company Name in full	Standard Chartered PLC

	Day	Month	Year
Date of appointment	09	12	2002
†Date of Birth	14	10	1940

Appointment as director ✓ as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title	
*Honours etc	
Forename(s)	Bryan Kaye
Surname	Sanderson
Previous Forename(s)	
Previous Surname	
Usual residential address	40 Netherhall Gardens Hampstead
Post town	London
Postcode	NW3 5TP
County / Region	
Country	England
† Nationality	British
†Business occupation	Director
† Other directorships (additional space overleaf)	

I consent to act as ** director / secretary of the above named company

Consent Signature Bryan K Sanderson **Date** 9.12.02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Signed [signature] **Date** 13.12.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Company Number 966425

† Directors only. † Other directorships

Current Directorships for Bryan Kaye Sanderson

BRITISH UNITED PROVIDENT ASSOCIATION (THE)

ENTERPRISE L.S.E. LIMITED

LONDON SCHOOL OF ECONOMICS AND POLITICAL SCIENCE

SIX CONTINENTS PLC

SUNDERLAND ARC LIMITED

SUNDERLAND PLC

Past Directorships for Bryan Kaye Sanderson

BP CHEMICALS (INTERNATIONAL) LIMITED (03-Sep-1998)

BP CHEMICALS INVESTMENTS LIMITED (01-Oct-2000)

BP CHEMICALS LIMITED (01-Oct-2000)

BP COAL INDONESIA LIMITED (30-Jun-1999)

BP PLC (30-Sep-2000)

BP WORLD-WIDE TECHNICAL SERVICES LIMITED (01-Oct-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

82 - 5188

coform

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 966425

Company Name in full STANDARD CHARTERED PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	11	10	2002
† Date of Birth	16	11	1961

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: MISS * Honours etc: MA(Oxon)

Forename(s): KAY CHUN KATIE

Surname: YIP

Previous forename(s): Previous surname(s):

Usual residential address: 20C WINSOME PARK, 42 CONDUIT ROAD

Post town: Postcode:

County / Region: Country: HONG KONG

† Nationality: BRITISH † Business occupation: SOLICITOR

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / assistant company secretary of the above named company

Consent signature [signature] **Date** 18 November 2002

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21 November 2002

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LUCY SCHAFFER, STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 966425

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full STANDARD CHARTERED PLC

Name

Company Name	Resignation

Blueprint 2000 Company Secretary

82-5188

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	16	11	2002	† Date of Birth	12	03	1958

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Richard Henry

Surname: Meddings

Previous forename(s): Previous surname(s):

Usual residential address: Slip Mill, Slip Mill Road, Hawkhurst

Post town: Cranbrook Postcode: TN18 5AB

County / Region: Kent Country: ENGLAND

† Nationality: British † Business occupation: DIRECTOR

† Other directorships (additional space next page): SEE ATTACHED SCHEDULE

I consent to act as ** director / secretary of the above named company

Consent signature X [signature] X **Date** 16.11.2002.

* Voluntary details.
† Directors only.
** Please delete as appropriate

~~A director~~, **secretary etc must sign the form below.**

Signed [signature] **Date** 16.11.2002.

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SHARON O'DONOVAN, STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE LONDON, EC2V 7SB Tel 0207 280 7110

DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Company Number 966425

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

Please complete in typescript, or in bold black capitals.
CHFP010

List of other directorships
Schedule to form 288a

Company Number 966425

Company Name in full Standard Chartered PLC

Name RICHARD HENRY MEDDINGS

Company Name	Resignation
BARCLAYS CAPITAL FINANCE LIMITED	12/03/1998
BARCLAYS DIRECTORS LIMITED	14/11/2002
BZW LIMITED	01/12/1997
EBBGATE HOLDINGS LIMITED	12/03/1998
LITTLEWOODS PERSONAL FINANCE LIMITED	20/12/2000
WOOLWICH PENSION FUND TRUST COMPANY LIMITED	14/11/2002
WOOLWICH PLC	25/10/2000

82-5188

STANDARD CHARTERED PLC
('the Company')
(Company Number: 966425)

The following resolution was passed at an Extraordinary General Meeting of the Company held on Monday 7 October 2002:

THAT the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 1,000,000 of its non-cumulative preference shares of US$5 each ("dollar preference shares") and up to 200,000,000 of its non-cumulative preference shares of £1 each ("sterling preference shares") provided that:

(a) the Company does not pay less (before expenses) for each share than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more (i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market price of the relevant class of shares according to the Daily Official List of the London Stock Exchange for the 10 business days immediately before the date on which the Company agrees to buy the shares, and (ii) for each dollar preference share (before expenses) than 5 per cent over the average of the middle market price of such shares according to the Daily Official List of the London Stock Exchange for the 10 business days immediately before the date on which the Company agrees to buy the shares.

The authority conferred by this resolution shall apply from the date of its being passed until the end of next year's annual general meeting. However, the Company may during this period agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

82 - 5188

Standard Chartered PLC

Company number 966425
Unaudited interim financial statements
For the period ended 12 November 2002

Standard Chartered PLC
Unaudited Company Profit and loss account
For the period ended 12 November 2002

	Notes	2002 $million
Operating loss		(12)
Dividends from shares in subsidiary undertaking		1,353
Profit on ordinary activities before taxation		1,341
Tax on profit on ordinary activities		(72)
Profit on ordinary activities after taxation		1,413
Dividends paid on non-equity preference shares	3	(97)
Dividends paid on ordinary equity shares	4	(160)
Retained profit for the financial period		1,156

The notes on pages 5 to 7 form part of these accounts.

Standard Chartered PLC
Unaudited Company Balance sheet
At 12 November 2002

	Notes	2002 $million
Fixed assets		
Investments in subsidiary undertakings	5	8,764
Current assets		
Amounts owed by subsidiary undertakings		1,232
Prepayments and accruals		103
Taxation		72
		1,407
Creditors amounts due within one year		
Proposed dividend		-
Amounts owed to subsidiary undertakings		24
Other creditors, including taxation		14
		38
Net current assets		1,369
Total assets less current liabilities		10,133
Creditors: amounts due after more than one year		
Undated subordinated loan capital		1,536
		8,597
Capital and reserves		
Called up share capital	6	903
Share premium account	6	3,109
Capital reserve	6	5
Revaluation reserve	6	3,279
Profit and loss account	6	1,301
Shareholders' funds (including non-equity interests)		8,597

These interim financial statements were approved by the Board of Directors on 26 November 2002 and were signed on its behalf by:

P A Sands
Group Executive Director

Standard Chartered PLC
Unaudited Statement of total recognised gains and losses
For the period ended 12 November 2002

	Notes	2002 $million
Profit for the year attributed to shareholders		1,413
Exchange translation differences		23
(Decrease)/increase in net assets of Group undertakings		(513)
Total recognised gains and losses relating to the current period		923
Prior year adjustment	7	156
Total recognised gains and losses since the last annual report		1,079

Note of historical cost profits and losses
For the period ended 12 November 2002

There is no material difference between the result as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses have been included

Standard Chartered PLC
Unaudited Interim Financial Statements
For the period ended 12 November 2002

Notes

1. **Basis of Preparation**
These interim financial statements represent the accounts of the parent company for the period from 1 January 2002 to 12 November 2002 and do not constitute group accounts for that period. They are interim financial statements prepared in accordance with Section 272 and 233 of the Companies Act 1985 for the purpose of purchasing its outstanding 8.9% non-cumulative preference shares. In accordance with these Sections they only deal with matters that are material for that purpose.

2. **Accounting Convention**
These interim financial statements have been prepared under the historical cost convention modified by the revaluation of certain fixed assets.

3. **Dividends on Non-equity Preference Shares**

	$million
Non-cumulative irredeemable preference shares:	
Non-cumulative 7 3/4 per cent irredeemable preference shares	9
Non-cumulative 8 1/4 per cent irredeemable preference shares	11
Non-cumulative redeemable preference shares:	
Non-cumulative 8.9 per cent redeemable preference shares	77
	97

4. **Dividends on ordinary shares**

	Cents per share	$million
Interim	14.10	160
Final	-	-
	14.10	160

The 2002 interim dividend of 14.10 cents per share was paid on 15 October 2002 to shareholders on the register of members at the close of business on 16 August 2002.

Standard Chartered PLC
Unaudited Interim Financial Statements (continued)
For the period ended 12 November 2002

5. Investments in Subsidiary Undertakings

Investments in subsidiary undertakings are stated in the balance sheet at the aggregate of the attributable share of their net assets, together with any long term loans provided by the Company to the subsidiary undertakings.

	Historical cost $million	Revaluation reserve $million	Loans $million	Total $million
At 1 January 2002	3,937	3,636	1,670	9,243
Prior year adjustment	-	156	-	156
At 1 January 2002 restated	3,937	3,792	1,670	9,399
Exchange translation differences	4	-	27	31
Decrease in net assets of subsidiary undertakings	-	(513)	-	(513)
Repayment of loan	-	-	(153)	(153)
At 12 November 2002	3,941	3,279	1,544	8,764

6. Shareholders' funds

	Share capital $million	Share premium account $million	Capital reserve $million	Revaluation reserve $million	Profit and loss account $million	Total Shareholders' Funds $million
At 1 January 2002	861	2,761	5	3,636	119	7,382
Prior year adjustment	-	-	-	156	-	156
At 1 January 2002 restated	861	2,761	5	3,792	119	7,538
Exchange translation differences	23	-	-	-	-	23
Shares issued net of expenses	19	348	-	-	26	393
Decrease in net assets of subsidiary undertakings	-	-	-	(513)		(513)
Profit for the period	-	-	-	-	1,413	1,413
Dividends paid	-	-	-	-	(257)	(257)
At 12 November 2002	903	3,109	5	3,279	1,301	8,597

Equity interests	7,326
Non-equity interests	1,271
At 12 November 2002	8,597

Standard Chartered PLC
Unaudited Interim Financial Statements (continued)
For the period ended 12 November 2002

7. Change in accounting policies.

The prior year adjustment has been caused by a change in accounting policy that has affected the net assets of the subsidiary undertakings of Standard Chartered PLC ("SC PLC"). Investments in subsidiary undertakings are stated in the balance sheet of SC PLC at the Company's share of their attributable net assets, together with any long-term loans provided by the SC PLC to the subsidiary undertakings.

The change in accounting policy relates to Financial Reporting Standard Deferred Tax 19 ("FRS 19). FRS 19 - is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS 19 in the current period.

It specifies the provisions that are required for deferred tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances, and Reserves. The brought forward balances in the subsidiary undertakings at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million. These adjustments of $156 million increase attributable net assets and are reflected in "Investment in Subsidiary Undertakings" as a prior year adjustment.

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	14:07 11 Dec 2002
Number	9670E

Director's Details

Further to Standard Chartered's announcement that Mr Bryan Sanderson has been appointed to the Board as a Non Executive director effective 9 December 2002, the Company confirms that there are no details to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules.

END

Company website

82 - 5188

Close

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:07 6 Dec 2002
Number	7656E

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD HENRY MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE:

- STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

- STANDARD CHARTERED 1997 RESTRICTED SHARE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

5 DECEMBER 2002

18) Period during which or date on which exercisable:

THE OPTION UNDER THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME IS EXERCISABLE BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO PERFORMANCE CRITERIA.

THE OPTION UNDER THE STANDARD CHARTERED 1997 RESTRICTED SHARE SCHEME IS EXERCISABLE BETWEEN 2 AND 7 YEARS FROM THE DATE OF GRANT.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

135,957 ORDINARY SHARES OF USD0.50 EACH

45,319 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

772.3P

22) Total number of shares or debentures over which options held following this notification:

181,276

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN – 020 7280 7110

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 6 DECEMBER 2002

END

Company website

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82-5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:25 2 Dec 2002
Number	5592E

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**	2. Name of shareholder having a major interest **PRUDENTIAL PLC**
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**	4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**

5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**

9. Class of security **ORDINARY SHARES OF USD0.50 EACH**	10. Date of transaction **25 NOVEMBER 2002**	11. Date company informed **29 NOVEMBER 2002**

12. Total holding following this notification **35,718,040**	13. Total percentage holding of issued class following this notification **3.05%**
14. Any additional information	15. Name of contact and telephone number for queries LUCY SCHAFFER - 020 7280 7169

16. Name and signature of authorised company official responsible for making this notification

.... TERRY SKIPPEN

Date of notification: 02 DECEMBER 2002

PRUDENTIAL PLC SHAREHOLDINGS

Registered holders	Shares
M&G (LOMBARD ST) NOMINEES FPE	31,625
MAGIM HSBC GIS NOMINEE (UK) SALI	89,945
MGIM A/C DBL A/C FBFT	79,075
MGIM A/C JPM A/C RU	2,991,698
PRUCLT HSBC GIS NOMINEE (UK) PAC AC	31,819,688
PRUCLT HSBC GIS NOMINEE (UK) PPL AC	202,000
PRUCLT HSBC GIS NOMINEE (UK) SAL AC	10,056
PRUDENTIAL EURO INDEX TRACKER	2,742
PRUDENTIAL UK INDEX TRACKER TS	5,567
ROY NOMINEES 578079	95,753
ROY NOMINEES LTD 578052	54,459
ROY NOMINEES LTD 578141	108,332
ROY NOMINEES LTD 578192	227,100
	35,718,040

END

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82 - 5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Tender Offer
Released	07:00 2 Dec 2002
Number	5068E

Not for release, publication or distribution in or into the United States, Canada or Australia,

2 December 2002

Standard Chartered PLC

Successful Tender Offer

$659 million of Preference Shares Repurchased

Standard Chartered PLC announces that valid tenders have been received in respect of 659,126 of its 8.9% dollar preference shares, representing US$659,126,000 in principal amount, as a result of the tender offer made to dollar preference shareholders on 11 November 2002. The tender offer is now unconditional in all respects.

All validly tendered dollar preference shares will be purchased by the Company at US$1,110 per dollar preference share, plus an amount equal to accrued (but unpaid) dividends per dollar preference share up to (but excluding) the settlement date, which is expected to be Wednesday 4 December 2002. The dollar preference shares purchased will be cancelled by the Company, after which 340,874 of the dollar preference shares, representing US$340,874,000 in principal amount, will remain in issue.

The Tender Offer is an integral part of Standard Chartered's strategy of optimising the amount and mix of capital in the balance sheet. Standard Chartered is pleased to have been able to retire a significant portion of the 8.9% dollar preference shares in a cost-effective manner.

For further information please contact:

At the Company

Ben Hung, Head of Investor Relations on +44 20 7280 7245

Paul Marriage, Head of Media Relations on +44 20 7280 7163

At UBS Warburg

Richard Johnson on +44 20 7567 2477

Mark Leahy on +65 6836 5350

Frank Kennedy on +44 20 7567 4458

At Cazenove

John Paynter on +44 20 7457 3362

James Douglas on +44 20 7825 9964

Richard Locke on +44 20 7457 3341

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

In connection with the tender offer, UBS Warburg Ltd., which is regulated in the United Kingdom by the Financial Services Authority, is acting for Standard Chartered and no-one else and will not be responsible to any other person for providing the protections afforded to its customers or providing advice in relation to the tender offer.

In connection with the tender offer, Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Standard Chartered and no-one else and will not be responsible to any other person for providing the protections afforded to its customers or providing advice in relation to the tender offer.

Dated 2 December 2002

END

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Company Standard Chartered PLC
TIDM STAN
Headline Director Shareholding
Released 16:30 29 Nov 2002
Number 4991E

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

CLYDESDALE BANK PLC (A/C: 126090)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF AN OPTION GRANTED UNDER THE STANDARD CHARTERED EXECUTIVE SHARE OPTION NO. 1 SCHEME

7) Number of shares/amount of stock acquired:

20,000

8) Percentage of issued class:

0.0017095%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

387p

13) Date of transaction:

29 NOVEMBER 2002

14) Date company informed:

29 NOVEMBER 2002

15) Total holding following this notification:

118,766

16) Total percentage holding of issued class following this notification

0.0101519%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN – 020 7280 7110

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 29 NOVEMBER 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	10:54 27 Nov 2002
Number	3427E

Standard Chartered Appoints New Chairman

The Board of Directors of Standard Chartered PLC announces today that Mr Bryan Sanderson, will succeed Sir Patrick Gillam as Chairman of the Group.

Mr Sanderson will join the Board of Standard Chartered as a Non Executive Director with effect from December 9. He will take over as Chairman on Sir Patrick's retirement in May 2003.

Mr Sanderson, 62, has spent most of his career with BP, which he joined in 1964. This included a three-year period based in Singapore as BP's Senior Representative for South East Asia and China. In 1990, he was appointed Chief Executive of BP Chemicals. From 1992-2000 he was a Board Member of British Petroleum Co PLC with responsibilities including the Asia Pacific region and BP Chemicals.

Mr Sanderson retired from BP in 2000 and became Chairman of the Learning and Skills Council, in August of that year, focusing on post 16 year-old education and training. He is also non-executive Chairman at BUPA, non-executive Director at Six Continents PLC, Vice Chairman of the Court of Governors at London School of Economics and Chairman of Sunderland plc.

Sir Patrick Gillam, Chairman of Standard Chartered said: "I am extremely pleased that Bryan has agreed to take over as Chairman, when I retire next year. Having spent nine years as Chairman, I believe the role requires a detailed knowledge and practical understanding of international affairs. Bryan's career experience with BP is a tremendous fit with a Bank that has more than two-thirds of its revenues in Asia.

"Bryan will work with our Group Chief Executive, Mervyn Davies, and the Board to ensure that Standard Chartered continues to build on its position as a highly successful international bank."

Bryan Sanderson commented: "I am delighted to be taking up the position of Chairman at Standard Chartered. Sir Patrick and the Board have transformed the bank in recent years. I look forward to working with Mervyn Davies and the team to continue to take the Company forward with a focus on strong performance."

Mr Sanderson is married with two children and grew up in County Durham. He studied Economics at the London School of Economics and went on to study Business Studies at IMEDE Lausanne.

For further information please contact:

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

Ben Hung Head of Investor Relations +44 (0)20 72807245

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

- ENDS -

END

82 - 5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	14:11 18 Nov 2002
Number	9369D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR RICHARD HENRY MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR RICHARD HENRY MEDDINGS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

2,000

8) Percentage of issued class:

0.0001709%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

763p

13) Date of transaction:

18 NOVEMBER 2002

14) Date company informed:

18 NOVEMBER 2002

15) Total holding following this notification:

2,000

16) Total percentage holding of issued class following this notification

0.0001709%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN - 020 7280 7110

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH HARVEY

Date of Notification: .... 18 November 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	08:00 15 Nov 2002
Number	8353D

Board Changes

Standard Chartered PLC announces that the following changes to the governance responsibilities of its Board of Directors will take effect by 1 January 2003:

Group Executive Director Chris Keljik will assume corporate governance responsibility for the UK and Americas, in addition to his existing responsibility for Africa and Middle East South Asia. Kai Nargolwala, Group Executive Director Wholesale Banking, will now be responsible for corporate governance for North East Asia, South East Asia, India and Nepal.

-Ends-

For further information please contact:

Steve Seagrove, Group Head of Corporate Affairs +44 20 7280 7164

Ben Hung, Head of Investor Relations +44 20 7280 7245

Paul Marriage, Head of Media Relations +44 20 7280 7163

Company Background

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

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82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	14:24 11 Nov 2002
Number	6193D

Director's Details

Further to Standard Chartered's announcement on 2 October 2002 that Richard Meddings had been appointed as Group Executive Director responsible for Risk effective mid November 2002, this announcement confirms that the effective date is 16 November 2002.

The Company confirms that there are no details to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules.

END

Company website

82 - 5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Preference Share Repurchase
Released	11:08 11 Nov 2002
Number	6067D

Not for release, publication or distribution in or into the United States, Canada or Australia.

Standard Chartered to Repurchase 8.9% Dollar Preference Shares

Standard Chartered PLC ("Standard Chartered" or "the Company") announces a tender offer to purchase for cash its 8.9% non-cumulative dollar preference shares at US$1,110 per dollar preference share plus an amount equal to accrued but unpaid dividends to the date of purchase.

In September 2002 the Company wrote to its ordinary shareholders to seek their authority to make market purchases of its preference shares.

The Board noted then the importance of the Company operating with an efficient balance sheet. While it is important to have a capital base which is adequate to allow the business to grow in all areas which appear to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet.

The repurchase authority was granted at an extraordinary general meeting of the Company held on 7 October 2002.

The tender offer

The principal features of the tender offer are as follows:

- the purchase for cash of the dollar preference shares at US$1,110 per dollar preference share, plus an amount equal to all accrued (but unpaid) dividends per dollar preference share up to (but excluding) the settlement date, which is expected to be Wednesday 4 December 2002; and

- the tender offer will close at 5.00 p.m. (London time) on Friday 29 November 2002.

The tender offer is conditional and may be terminated in certain circumstances. Full details of the tender offer, including details of the tendering procedure and of the terms and conditions on which the tender offer is made, are set out in a circular dated today's date relating to the tender offer.

The tender offer is being made by UBS AG, acting through its business group UBS Warburg on behalf of the Company. Cazenove & Co. Ltd is acting as financial advisor to the Company.

-Ends-

For further information please contact:

At the Company

Steve Seagrove, Group Head of Corporate Affairs on +44 20 7280 7164

Ben Hung, Head of Investor Relations on +44 20 7280 7245

Paul Marriage, Head of Media Relations on +44 20 7280 7163

At UBS Warburg

Richard Johnson on +44 20 7567 2477

Mark Leahy on +65 6836 5350

Frank Kennedy on +44 20 7567 4458

At Cazenove

John Paynter on +44 20 7457 3362

James Douglas on +44 20 7825 9964

Richard Locke on +44 20 7457 3341

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

In connection with the tender offer, UBS Warburg Ltd., which is regulated in the United Kingdom by the Financial Services Authority, is acting for Standard Chartered and no-one else and will not be responsible to any other person for providing the protections afforded to its customers or providing advice in relation to the tender offer.

In connection with the tender offer, Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Standard Chartered and no-one else and will not be responsible to any other person for providing the protections afforded to its customers or providing advice in relation to the tender offer.

END

82-5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:01 5 Nov 2002
Number	3825D

NOTIFICATION OF MAJOR INTEREST IN SHARES

AVS NO	

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 4 November 2002 that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of the Company.

....

D A Harvey

Assistant Group Secretary

5 November 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	07:23 4 Nov 2002
Number	2873D

Not for distribution in the United States or Japan

Standard Chartered PLC
Exercise of Over-Allotment Option

Standard Chartered announces that Goldman Sachs, on behalf of the Placing Underwriters, exercised the Over-allotment Option in full on 1 November 2002 to require Standard Chartered to allot and issue 4,565,200 additional Shares (the "Over-allotment Shares"). The Over-allotment Shares represent approximately 0.4 per cent of the issued share capital of the Company as enlarged by such exercise of the Over-allotment Option (assuming no other issues of any Shares after 31 October, 2002), and are being issued at HK$84.00 per Share (being the Offer Price in respect of the Share Offer). All the Over-allotment Shares will be made available to cover over-allocations under the Placing.

The net proceeds from the issue of the Over-allotment Shares will be approximately HK$372 million (US$48 million).

Application has been made to the UK Listing Authority for the Over-allotment Shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. Dealings are expected to commence on 5 November, 2002.

This release is for information purposes only and does not constitute an invitation to acquire, purchase or subscribe for securities. This release is not, and is not intended to be, an offer of securities for sale in the United States or elsewhere. Securities of Standard Chartered PLC may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. There is not, and is not intended to be, a public offering of the securities of Standard Chartered PLC in the United States.

This release should not be transmitted or otherwise distributed in any manner in whole or in part in Canada, Japan or the United States.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:10 28 Oct 2002
Number	0296D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Sir Patrick Gillam, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchases of 2,100,000 shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust ("the Trust") to be used to satisfy future exercises under the Standard Chartered Executive Share Options Schemes

7) Number of shares/amount of stock acquired:

i. 500,000
ii. 250,000
iii. 250,000
iv. 100,000
v. 500,000

vi. 150,000
vii. 350,000

8) Percentage of issued class:

0.185185%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

i. 725p
ii. 724p
iii. 723.75p
iv. 721.5p
v. 721p
vi. 722p
vii. 722p

13) Date of transaction:

25 October 2002

14) Date company informed:

25 October 2002

15) Total holding following this notification:

7,214,023

16) Total percentage holding of issued class following this notification

0.636157%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 28 October 2002

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82-5188

Company Standard Chartered PLC
TIDM STAN
Headline SCB Share Offer Successful
Released 07:50 28 Oct 2002
Number 0013D

NOT FOR DISTRIBUTION IN JAPAN, CANADA OR THE UNITED STATES

Standard Chartered PLC Share Offer Successfully Completed

Hong Kong, 28 October, 2002 – Standard Chartered PLC (the "Company") today announced that it has successfully priced its global Share Offer in connection with its listing on the Stock Exchange of Hong Kong ("SEHK"). Despite stringent UK Investor Protection Committee ("IPC") restrictions on discounts offered to new investors and sharp appreciation of the Company's share price on the London Stock Exchange since the beginning of this month, both the Hong Kong Public Offer and the Institutional Offer were comfortably oversubscribed.

Standard Chartered has achieved its stated objectives from the listing. With a dual-primary listing on the SEHK, the Company is now able to access an enlarged investor base, including those funds in Asia and around the world which are specifically mandated to invest in Asian-listed stocks.

Standard Chartered also expects to have a higher profile in Hong Kong on an ongoing basis as a result of this successful listing. In addition, the Company has demonstrated its commitment to Hong Kong, China and Asia.

The final offer price for the Company's Share Offer has been set at HK$84.00 per share (excluding brokerage commission, SFC transaction levy and Hong Kong Stock Exchange trading fee). This represents an approximate 2% discount to the closing price of GBP7.08 (HK$85.77 based on the US Federal Reserve noon buying rates on Friday, 25 October, 2002) of the Company's shares trading on the London Stock Exchange on Friday, 25 October, 2002. The offer price per share (exclusive of brokerage commission, SFC transaction levy and SEHK trading fee) is the same for both the Hong Kong Public Offer and the Institutional Offer.

The final offer size is 30,434,800 shares, or 2.7% of the issued share capital of the Company. In addition, the Company has granted the underwriters for the Institutional Offer an over-allotment option of 15% of the base offer size.

During the three-and-a-half day Hong Kong Public Offer period, a total of 5,062 valid applications were received for a total of 3,829,700 Hong Kong Public Offer Shares (including subscription under the preferential offer by eligible Standard Chartered employees).

Information on the Standard Chartered Share Offer	
Final Offer Price	HK$84.00 per share
Final Offer Size	30,434,800 shares
Final Hong Kong Public Offer Size	3,829,700 shares
# of Valid Applications in Hong Kong Public Offer (including subscription under the preferential offer by eligible Standard Chartered employees)	5,062
Final Institutional Offer Size	26,605,100 shares
Initial Hong Kong Public Offer / Institutional Offer Split	10%/90%
Final Hong Kong Public Offer / Institutional Offer Split	13% / 87%
Over-allotment Option	15% of Share Offer 4,565,200 shares

Size of the Hong Kong Public Offer

The Company has decided to allocate 3,829,700 shares to the Hong Kong Public Offer, representing 13% of the Share Offer (excluding the over-allotment option granted to the Institutional Underwriters)

Basis of Allocation for the Hong Kong Public Offer

- The basis of allocation of the shares in the Hong Kong Public Offer (the "Hong Kong Public Offer Shares") is expected to be published in the South China Morning Post and the Hong Kong Economic Times on Tuesday, 29 October, 2002.

Dissemination of Allocation Results

The results of allocation of the Hong Kong Public Offer Shares, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful and partially successful applicants and the number of Hong Kong Public Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for reference at the designated branches of the receiving banks listed in the Prospectus during opening hours of individual branches from Tuesday, 29 October, 2002 to Thursday, 31 October, 2002;

- results of allocations will be available from the Standard Chartered Share Offer Hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Public Offer Shares allocated to them, if any, by calling 183-3828 between 7:00 am and 12:00 midnight from Tuesday, 29 October, 2002 to Thursday, 31 October, 2002;

- results of allocations will be available from the Standard Chartered Share Offer Website at www.scbhklisting.com.hk on a 24-hour basis from Tuesday, 29 October, 2002 to Friday, 8 November, 2002;

- special allocation results booklets setting out the results of allocations will be available for inspection at all 128 branches of Hongkong Post during opening hours of individual post offices from Tuesday, 29 October, 2002 to Thursday, 31 October, 2002; and

- the Hong Kong Underwriters, which are listed in the Prospectus, will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, 29 October, 2002 to Thursday, 31 October, 2002.

Despatch/collection of Share Certificates and Refund of Application Monies

Refund cheques for surplus application monies, if any, in respect of wholly and partially unsuccessful applications and monies representing the difference between the final offer price and the maximum offer price will be issued to all relevant applicants. Applicants who applied for 15,000 or more Hong Kong Public Offer Shares and who have indicated on their Application Form that they wish to collect their refund cheques and where appropriate, share certificate(s), can collect their share certificate(s), where applicable, and/or refund cheques in person from:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716

17th Floor

Hopewell Centre

183 Queen's Road East

Wanchai

Hong Kong

between 9:00 am and 12:00 noon on the date of collection which is expected to be on (i) Tuesday, 29 October, 2002 for share certificate(s) and (ii) Wednesday, 30 October, 2002 for refund cheques, after which uncollected share certificates and refund cheques, if any, will be despatched promptly to investors by ordinary post at the investors' own risk to addresses stated on their Application Forms. Share certificates and refund cheques for all other applicants will be despatched by ordinary post at the investors' own risk to addresses stated on their Applications Forms on or before (i) Tuesday, 29 October, 2002 for share certificates and (ii) Wednesday, 30 October, 2002 for refund cheques.

Share certificates for successful applicants using the Yellow Application Form will be deposited into CCASS at the close of business on Tuesday, 29 October, 2002 or under contingent situations, on any other date as HKSCC will determine.

Size of Institutional Offer

The Institutional Offer size is 26,605,100 shares. Demand was received from a broad range of professional and institutional investors in Hong Kong, Asia, North America and Europe.

First Day of Trading on the SEHK

The Company's shares are expected to commence trading on the SEHK on Thursday, 31 October, 2002, with stock code "2888".

Company Background

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

For further information, please contact:

Steve Seagrove, Group Head of Corporate Affairs (Tel: +44 20 7280 7164: Mobile: +44 7771 977 125)

Ben Hung, Head of Investor Relations (Tel: +44 20 7280 7245; Mobile: +44 7748 111 463)

Paul Marriage, Head of Media Relations (Tel: +44 20 7280 7163; Mobile: +44 7909 687 366)

Bethy Tam, Regional Head of Corporate Affairs, HK, China, NE Asia (Tel: +852 2820 3812 Mobile: 852 9026 8638)

Lavina Chan, Senior Corporate Affairs Manager, HK, China, NE Asia (Tel: +852 2820 3075; Mobile: +852 9123 8023)

Ends

This release is not, and is not intended to be, an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of Standard Chartered PLC within Hong Kong, the United States or elsewhere nor is it intended to be an offer of, or an invitation to purchase or to induce an offer by

any person to acquire or purchase, securities of Standard Chartered PLC in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation. This release should not be transmitted or otherwise distributed in any matter in whole or in part in Canada, Japan or the United States. Securities of Standard Chartered PLC may not be offered or sold in the United States unless they have been registered, or are offered or sold pursuant to an exemption from registration, under the U.S. Securities Act of 1933, as amended. The securities being offered in the Share Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended.

The Securities and Futures Commission and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this release, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this release.

The Share Offer is not being made in the United Kingdom except to persons who (i) are persons falling within Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (ii) who have professional experience in matters relating to investments who fall within Article 19 of the Order. In the United Kingdom the shares under the Share Offer are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will only be available to, or will be engaged in only with, such persons.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:22 24 Oct 2002
Number	9281C

Standard Chartered PLC was notified on 23 October 2002 that The Prudential Assurance Company, a company within the Prudential plc group of companies, ceased to have a major interest in the ordinary shares of US$0.5 each of Standard Chartered PLC.

Notwithstanding the above, Prudential plc confirmed that certain companies within its group continue to have notificable interests. Prudential plc itself holds 34,397,732 Standard Chartered PLC shares of US$0.5 each, a 3.03% holding.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Statement re Debts
Released	07:00 21 Oct 2002
Number	7101C

NOT FOR DISTRIBUTION IN JAPAN, CANADA OR THE UNITED STATES

Standard Chartered PLC

Update on Personal Bankruptcies in Hong Kong

Standard Chartered today announced that the total amount charged to bad debts as a result of personal bankruptcies in Hong Kong in the third quarter of 2002 was US$74million. This compares to US$83m in the second quarter and US$66m in the first quarter.

Information on Standard Chartered is available from its website (www.standardchartered.com).

Company Background

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

For further information, please contact:

Steve Seagrove Tel: +44 20 7280 7164

Group Head of Corporate Affairs Mobile: +44 7771 977 125

Ben Hung Tel: +44 20 7280 7245

Head of Investor Relations Mobile: +44 7748 111 463

Paul Marriage Tel: +44 20 7280 7163

Head of Media Relations Mobile: +44 7909 687 366

Bethy Tam Tel: +852 2820 3812

Regional Head of Corporate Affairs, HK, China, NE Asia Mobile: 852 9026 8638

Lavina Chan Tel: +852 2820 3075

Senior Corporate Affairs Manager, HK, China, NE Asia Mobile: +852 9123 8023

- Ends -

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	07:00 21 Oct 2002
Number	7100C

NOT FOR DISTRIBUTION IN JAPAN, CANADA OR THE UNITED STATES

Standard Chartered PLC

Details of Share Offer and Hong Kong Listing

Hong Kong, 20 OCTOBER 2002 – Standard Chartered PLC ("Standard Chartered" or the "Company") today released further details of the proposed Listing of its shares on The Stock Exchange of Hong Kong Limited (the "SEHK") and Share Offer.

Standard Chartered intends to sell approximately 35 million new shares, or 3.1% of the issued share capital of the Company through the Share Offer, including a 15% over-allotment option. The Share Offer consists of a Hong Kong Public Offer and an Institutional Offer, both opening tomorrow.

Based on the closing price of the Company's shares on the London Stock Exchange on Friday, October 18, of GBP7.54, the size of the Share Offer, inclusive of the over-allotment option, will be approximately GBP264mm (HK$3,188mm).

The maximum offer price to be paid by investors in the Hong Kong Public Offer will be HK$103 per share (excluding a 1% brokerage, a 0.007% Securities and Futures Commission transaction levy and a 0.005% SEHK trading fee, all of which will be payable by such investors). The maximum offer price has been set at a premium to the closing price of Standard Chartered's shares on the London Stock Exchange on Friday, 18 October of GBP7.54 per share (equivalent to HK$91.10 per share), in order to accommodate potential movements in the Company's share price prior to the closing of the Hong Kong Public Offer. The final offer price will be determined after the close of trading of Standard Chartered shares on the London Stock Exchange on Friday, 25 October. Under no circumstances will the final offer price to be paid by Hong Kong retail investors exceed the offer price to be paid by investors in the Institutional Offer or the maximum offer price stated in the application forms.

"We have been a note-issuing bank in Hong Kong for 141 years. It's part of our heritage but more importantly it's a fundamental part of our future. This dual primary listing – the first by a major London-listed company – demonstrates our complete confidence in Hong Kong", said Sir Patrick Gillam, Chairman of Standard Chartered.

"This listing will allow investors in Hong Kong and Asia to invest easily in our shares. A broader shareholder base in Asia will support our growth going forward", said Mr. Mervyn Davies, Standard Chartered's Group Chief Executive.

Details of the Offering

The initial tranche size for retail investors under the Hong Kong Public Offer is 10% of the base Share Offer size. 1.5% of the Share Offer will be reserved for eligible employees of Standard Chartered and its consolidated subsidiaries (including Standard Chartered Bank) (the "Group").

The final split of shares between the Hong Kong Public Offer and the Institutional Offer will be based on various factors, including levels of demand, and will be finalised following the closing of the Institutional Offer on Friday, 25 October (the Hong Kong Public Offer will close one day earlier, on Thursday, 24 October). In line with the Company's objective of encouraging retail participation, a portion of the Institutional Offer may, depending on retail demand, be clawed back to increase the size of the Hong Kong Public Offer. The Company has approval from the SEHK to offer more shares to retail investors than the minimum clawback triggers prescribed by the SEHK.

Prospectuses and application forms for the Hong Kong Public Offer will be available to Hong Kong retail investors from 9:00 am on Monday, 21 October and will contain full details about the Hong Kong Public Offer and the Company. The Hong Kong Public Offer will close at 12:00 noon on Thursday, 24 October and the final offer price is scheduled to be published on or before Tuesday, 29 October. Dealing in the Company's shares on the SEHK is expected to commence on Thursday, 31 October.

Application forms and copies of the Prospectus, in English and Chinese, will be available from 30 designated branches of Standard Chartered Bank and Bank of China (Hong Kong) or any member of the Hong Kong Public Offer syndicate. Hong Kong residents may view the Prospectus and application forms on the official Standard Chartered Share Offer website at www.scbhklisting.com.hk, beginning at 9:00 am on Monday, 21 October. Potential investors in Hong Kong may make enquiries, including on how to apply for shares, by calling the Standard Chartered Share Offer hotline at 183-3828 from now until Wednesday, 6 November.

There will be three different application forms in the Hong Kong Public Offer: (i) White forms for investors with a Hong Kong address who would like the share certificates to be registered in their own names; (ii) Yellow forms for those who wish the shares to be issued in the name of HKSCC Nominees Limited and deposited directly into the Central Clearing and Settlement System ("CCASS"); and, (iii) Pink forms for eligible employees of the Group who wish to receive an assured entitlement of a fixed number of shares. CCASS Participants and CCASS Investor Participants may also give electronic application instructions via CCASS to Hongkong Clearing.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection on Monday 21 October, 2002).

Company Background

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities lie to its staff and to the communities in which it operates.

For further information, please contact:

Steve Seagrove Tel: +44 20 7280 7164

Group Head of Corporate Affairs Mobile: +44 7771 977 125

Ben Hung Tel: +44 20 7280 7245

Head of Investor Relations Mobile: +44 7748 111 463

Paul Marriage Tel: +44 20 7280 7163

Head of Media Relations Mobile: +44 7909 687 366

Bethy Tam Tel: +852 2820 3812

Regional Head of Corporate Affairs, HK, China, NE Asia Mobile: 852 9026 8638

Lavina Chan Tel: +852 2820 3075

Senior Corporate Affairs Manager, HK, China, NE Asia Mobile: +852 9123 8023

- Ends -

This release is not, and is not intended to be, an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of Standard Chartered PLC within Hong Kong, the United States or elsewhere nor is it or is it intended to be an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of Standard Chartered PLC in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation. This release should not be transmitted or otherwise distributed in any matter in whole or in part in Canada, Japan or the United States. Securities of Standard Chartered PLC may not be offered or sold in the United States unless they have been registered, or are offered or sold pursuant to an exemption from registration, under the U.S. Securities Act of 1933, as amended. The securities being offered in the Share Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended.

The Securities and Futures Commission and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this release, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this release.

The Share Offer is not being made in the United Kingdom except to persons who (i) are persons falling within Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (ii) who have professional experience in matters relating to investments who fall within Article 19 of the Order. In the United Kingdom the shares under the Share Offer are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will only be available to, or will be engaged in only with, such persons.

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	16:40 17 Oct 2002
Number	6354C

RNS Number:6354C
Standard Chartered Bank
17 October 2002

RE: STANDARD CHARTERED BANK
USD 325,000,000
DUE OCTOBER 2010
ISIN: XS0119162955

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 21OCT02 TO 21JAN03 HAS BEEN FIXED AT 2.74 PCT.

INTEREST PAYABLE VALUE 21JAN03 WILL AMOUNT TO
USD 70.02 PER USD 10,000 DENOMINATION
USD 700.22 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:54 15 Oct 2002
Number	5249C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR RALPH ROBINS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

SIR RALPH ROBINS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

54

8) Percentage of issued class:

0.000005%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

3,974

16) Total percentage holding of issued class following this notification

0.000350%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:49 15 Oct 2002
Number	5244C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR PATRICK GILLAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

A. COMPUTERSHARE COMPANY NOMINEES LIMITED – 38,140
B. RBS TRUST COMPANY (JERSEY) LIMITED – 23,725

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

A. 527
B. 327

8) Percentage of issued class:

A. 0.000046%
B. 0.000029%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

62,719

16) Total percentage holding of issued class following this notification

0.005531%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:46 15 Oct 2002
Number	5238C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR K S NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR K S AND MRS A NARGOLWALA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

897

8) Percentage of issued class:

0.000079%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

70,897

16) Total percentage holding of issued class following this notification

0.006252%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:44 15 Oct 2002
Number	5233C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR HO KWONPING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

HO KWONPING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

30

8) Percentage of issued class:

0.000003%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

2,208

16) Total percentage holding of issued class following this notification

0.000195%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:26 15 Oct 2002
Number	5220C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR E M DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

704

8) Percentage of issued class:

0.000062%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

56,716

16) Total percentage holding of issued class following this notification

0.005002%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

82 - 5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:21 15 Oct 2002
Number	5208C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR A W P STENHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR A W P STENHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

315

8) Percentage of issued class:

0.000028%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

23,095

16) Total percentage holding of issued class following this notification

0.002037%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:11 15 Oct 2002
Number	5193C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR P A SANDS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

27

8) Percentage of issued class:

0.000002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

2,027

16) Total percentage holding of issued class following this notification

0.000179%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

82-5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:03 15 Oct 2002
Number	5189C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR D G MOIR

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR D G MOIR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

145

8) Percentage of issued class:

0.000012%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

112,955

16) Total percentage holding of issued class following this notification

0.009961%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

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82 - 5188

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:59 15 Oct 2002
Number	5187C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR R H P MARKHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

28

8) Percentage of issued class:

0.000002%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

2,075

16) Total percentage holding of issued class following this notification

0.00183%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:52 15 Oct 2002
Number	5184C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R C CHAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

ING BARINGS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

31

8) Percentage of issued class:

0.000003%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

653.7p

13) Date of transaction:

15 October 2002

14) Date company informed:

15 October 2002

15) Total holding following this notification:

2,325

16) Total percentage holding of issued class following this notification

0.000205%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 October 2002

END

82 - 5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	07:00 15 Oct 2002
Number	4668C

NOT FOR DISTRIBUTION IN JAPAN, CANADA OR THE UNITED STATES

15th October 2002

Standard Chartered PLC

Hong Kong Listing and Share Offer

Hong Kong, 15 OCTOBER 2002 - Standard Chartered today announced its intention to proceed with a dual primary listing on The Stock Exchange of Hong Kong Limited (the "SEHK"). The listing will be accompanied by an offer of new shares (the "Share Offer"). The Share Offer consists of a Hong Kong Public Offer and an Institutional Offer, launching on Monday, 21 October 2002. The size of the offer will not be more than 5% of the total issued share capital of the Company.

"This is the first time a major London listed company has launched a dual listing in Hong Kong. That demonstrates our strong commitment to Hong Kong, which is our largest market. We expect this listing will help broaden our shareholder base in Asia," said Standard Chartered's Group Chairman, Sir Patrick Gillam.

Details of the Hong Kong Public Offer are scheduled to be made available to Hong Kong investors through a Prospectus and application forms, which will be available from the launch date. Prospectuses, in both English and Chinese, and application forms will be available from 30 designated branches of Standard Chartered Bank and Bank of China (Hong Kong) or any member of the Hong Kong Public Offer syndicate.

Leaflets will be available at most branches of Standard Chartered Bank and several branches of Bank of China (Hong Kong) from Tuesday, 15 October to help answer questions pertaining to the Hong Kong Public Offer. Information will also be available from a dedicated Share Offer website at www.scbhklisting.com.hk and a dedicated Hong Kong Public Offer Hotline on 183-3828, which will commence operation on Tuesday, 15 October.

In keeping with Standard Chartered's objective of encouraging retail participation, it is expected that a sizeable portion of the Share Offer will be made available to Hong Kong retail investors.

Goldman Sachs (Asia) L.L.C. will act as Bookrunner and Joint Lead Manager of the Institutional Offer and Sponsor of the Hong Kong Public Offer. Cazenove Asia Limited will act as Joint Lead Manager of the Institutional Offer and Co-Sponsor of the Hong Kong Public Offer.

Further details of the Offering will be announced at a press conference to formally launch the Offering which will be held at 12:00 noon (Hong Kong time) on Sunday, 20 October. The event will be hosted by Mr. Mervyn Davies, Standard Chartered's Group Chief Executive and will be held in Standard Chartered's offices in Hong Kong at Bishopsgate, 30th Floor, 4A Des Voeux Road, Central, Hong Kong.

Company Background

in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets. Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

For further information, please contact:

Steve Seagrove, Group Head of Corporate Affairs (+44 20 7280 7164)

Ben Hung, Head of Investor Relations (+44 20 7280 7245)

Paul Marriage, Head of Media Relations (+44 20 7280 7163)

Bethy Tam, Regional Head of Corporate Affairs, HK, China, NE Asia (+852 2820 3812)

Lavina Chan, Senior Corporate Affairs Manager, HK, China, NE Asia (+852 2820 3075)

- Ends -

This release is not, and is not intended to be, an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of Standard Chartered PLC within Hong Kong, the United States or elsewhere nor is it or is it intended to be an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of Standard Chartered PLC in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation. This release should not be transmitted or otherwise distributed in any matter in whole or in part in Canada, Japan or the United States. Securities of Standard Chartered PLC may not be offered or sold in the United States unless they have been registered, or are offered or sold pursuant to an exemption from registration, under the U.S. Securities Act of 1933, as amended. The securities being offered in the Share Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this release, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this release.

The Share Offer is not being made in the United Kingdom except to persons who (i) are persons falling within Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (ii) who have professional experience in matters relating to investments who fall within Article 19 of the Order. In the United Kingdom the shares under the Share Offer are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will only be available to, or will be engaged in only with, such persons.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	15:20 14 Oct 2002
Number	4449C

Standard Chartered PLC.

Pursuant to the above-named Company's Scrip Dividend Scheme for the 2002 Interim Dividend, 728,338 Ordinary Shares of US$0.50 each have been issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 15 October 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	EGM Statement
Released	13:39 7 Oct 2002
Number	1520C

STANDARD CHARTERED PLC

SPECIAL RESOLUTION PASSED AT EXTRAORDINARY GENERAL MEETING

Standard Chartered PLC ('the Company') announces that:

At an Extraordinary General Meeting of the Company held on Monday 7th October 2002 the special resolution set out in the Notice of EGM sent to shareholders on 13 September 2002 was passed unanimously.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	SCB Appoints Risk Director
Released	07:00 2 Oct 2002
Number	9412B

Standard Chartered Appoints Risk Director

The Board of Directors of Standard Chartered PLC announced today that Mr Richard Meddings has been appointed as Group Executive Director responsible for Risk.

Mr Meddings, 44, joins Standard Chartered from Barclays PLC, where he is currently Chief Operating Officer, Barclays Private Clients (the Wealth Management division of the Group). Prior to joining Barclays he was Group Finance Director at Woolwich PLC, where his responsibilities included Risk, Compliance and Treasury.

Group Executive Director Mr Chris Keljik recently took over responsibility for Middle East, South Asia (MESA) and Africa, in addition to his existing portfolio of responsibilities which included Risk. He will now focus on MESA and Africa, reflecting the increasing importance of those regions as profit contributors.

"I am delighted that Richard will be joining us. He will be responsible for further developing our strategy on Risk and, following on from the appointment of Peter Sands as Finance Director, Richard's experience will add greater depth to our strong management team. He will take forward the excellent work of Chris Keljik with the risk portfolio," said Mr Mervyn Davies, Group Chief Executive.

The role of Director with sole responsibility for Risk is a new appointment at Standard Chartered. The role had previously been part of a portfolio of responsibilities of one of the Directors.

Mr Meddings will take up his appointment at Standard Chartered in mid-November.

– Ends –

For further information please contact:

Steve Seagrove, Group Head of Corporate Affairs - +44 (0)20 7280 7164

Paul Marriage, Head of Media Relations - +44 (0)20 7280 7163

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

– Ends –

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	14:37 27 Sep 2002
Number	7715B

RNS Number:7715B
Standard Chartered Bank
27 September 2002

RE: STANDARD CHARTERED BANK
GBP 30,000,000 SERIES 1 EMTN
DUE: MARCH 2009
ISIN: XS0096127344

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27SEP02 TO 27MAR03 HAS BEEN FIXED AT 5.31469 PCT.

INTEREST PAYABLE VALUE 27MAR03 WILL AMOUNT TO GBP 2,635.50 PER GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

END

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82-5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director S/holding - Replace
Released	16:11 20 Sep 2002
Number	4654B

The following replaces the directors shareholding announcement released at 13.04pm on 20 September 2002 under RNS 4513B.

Under Section 12, the price paid per share is 652p not 656p.

The amended announcement is set out below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR E M DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

5,000

8) Percentage of issued class:

0.00044%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

652p

13) Date of transaction:

20 SEPTEMBER 2002

14) Date company informed:

20 SEPTEMBER 2002

15) Total holding following this notification:

56,012

16) Total percentage holding of issued class following this notification

0.00494%

boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN

25) Name and signature of authorised company official responsible for making this notification:

SHARON O'DONOVAN

Date of Notification: .... 20 SEPTEMBER 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director S/holding - Replace
Released	16:07 20 Sep 2002
Number	4647B

The following replaces the directors shareholding announcement released at 13.12pm on 20 September 2002 under RNS 4514B.

Under Section 12, the price paid per share is 656p not 652p.

The amended announcement is set out below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR K S NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR K S AND MRS A NARGOLWALA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

5,000

8) Percentage of issued class:

0.00044%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

656p

13) Date of transaction:

20 SEPTEMBER 2002

14) Date company informed:

20 SEPTEMBER 2002

15) Total holding following this notification:

70,000

16) Total percentage holding of issued class following this notification

0.00617%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN

25) Name and signature of authorised company official responsible for making this notification:

SHARON O'DONOVAN

Date of Notification: .... 20 SEPTEMBER 2002

END

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82 5188

Full Text Announcement

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Notice of EGM
Released	07:00 13 Sep 2002
Number	1348B

TO CITY EDITORS 13th September 2002

FOR IMMEDIATE RELEASE

NOTICE OF EGM ON PREFERENCE SHARES

Standard Chartered is to hold an Extraordinary General Meeting of the Company at 11.00 am on Monday, 7 October 2002.

The purpose of the meeting is to vote on a single special resolution to provide Standard Chartered with authority to make market purchases of up to 1,000,000 of its US dollar preference shares and up to 200,000,000 of its sterling preference shares. The meeting is to be held at Butchers' Hall, 87 Bartholomew Close, London EC1.

Standard Chartered is committed to operating with an efficient balance sheet. The Company believes that it is important to have a capital base that is adequate to allow the business to grow. It regards it as equally important that it does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments on its balance sheet.

"Having the authority to buy back preference shares will provide us with further flexibility to manage our capital base. If granted, the authority will only be exercised where the directors believe that this would be in the interests of shareholders generally," said Sir Patrick Gillam, Standard Chartered's Chairman.

The Board of Standard Chartered unanimously recommends shareholders to vote in favour of the special resolution.

– Ends –

For further information please contact:

Steve Seagrove Group Head of Corporate Affairs +44 (0)20 7280 7164

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

Ben Hung Head of Investor Relations +44 (0)20 7280 7245

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 28,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities lie to its staff and to the communities in which it operates.

END

82-5188

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Full Text Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	18:09 6 Sep 2002
Number	8916A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 SEPTEMBER 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE BETWEEN 6 MONTHS AND 5 YEARS AND 6 MONTHS FROM THE DATE OF GRANT

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

2,957 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

559.5p

22) Total number of shares or debentures over which options held following this notification:

1,058,546

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 6 SEPTEMBER 2002

END

82 - 5188

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	18:08 6 Sep 2002
Number	8913A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 SEPTEMBER 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE BETWEEN 6 MONTHS AND 5 YEARS AND 6 MONTHS FROM THE DATE OF GRANT.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

2,957 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

559.5P

22) Total number of shares or debentures over which options held following this notification:

316,254

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 6 SEPTEMBER 2002

END

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